Our File Number: 00042282.00005 Writer’s Direct Fax Number: (954) 888-2002 Writer’s E-Mail Address: GSchmidt@gunster.com

January 13, 2020

Via EDGAR

CONFIDENTIAL TREATMENT REQUESTED BY PROFESSIONAL HOLDING CORP. PURSUANT TO 17 CFR 200.83 – PLEASE CONTACT GUSTAV SCHMIDT TELEPHONE: (954) 468-1373 OR FAX: (954) 888-2002.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Julia Griffith

Re:	Professional Holding Corp.
CIK No. 0001630856

Dear Ms. Griffith:

As requested, we are furnishing a summary of the events that were the subject of our telephone conference on January 9, 2020.

On January 6, 2020, Professional Holding Corp. (the “Company”) publicly filed a registration statement on Form S-1 related to a proposed initial public offering of up to $75 million of its Class A Common Stock.

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Should you have any questions or want to discuss these matters further, please contact me at (954) 468-1373. Additionally, we request that the SEC provide timely notice to the contact person identified on Page 1 of this correspondence before it permits any disclosure of the marked information.

Las Olas Centre, Suite 1400, 450 East Las Olas Boulevard • Fort Lauderdale, FL 33301-4206 | 954-462-2000 | Fax: 954-523-1722 | www.gunster.com

BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE •

tampa • VERO BEACH • WEST PALM BEACh • Winter Park

U.S. Securities and Exchange Commission

January 13, 2020

Sincerely,

/s/ Gustav L. Schmidt
Gustav L. Schmidt

cc:	Daniel R. Sheehan, Chief Executive Officer, Professional Holding Corp.
Michael P. Reed, Covington & Burling LLP

i Rule 83 confidential treatment request made by Professional Holding Corp.; request Number 1

ii Rule 83 confidential treatment request made by Professional Holding Corp.; request Number 2

iii Rule 83 confidential treatment request made by Professional Holding Corp.; request Number 3